FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated January 27, 2011

Commission File Number 1-15018

FIBRIA CELULOSE S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

Alameda Santos, 1357, 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 27, 2011

FIBRIA CELULOSE S.A.

By:	/s/ João Adalberto Elek Júnior
Name:	João Adalberto Elek Júnior
Title:	Chief Financial Officer and Investors Relations Officer

EXHIBIT INDEX

The documents comprising the Exhibits to this Form 6-K have been previously filed, but not as an entirety.  The Exhibits filed herewith comprise the respective full compilation of each of such Exhibits.

Exhibit	Description of Exhibit
Exhibit 3.1

Investment Agreement dated January 19, 2009 and Exhibits, initially an Exhibit 3.1.1 to the Company’s 2008 Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2009.

Exhibit 4.3	Joint Venture Agreement and Annexes, initially an Exhibit 4.3 to the Company’s 2009 Annual Report on Form 20-F filed with the SEC on April 30, 2010.
Exhibit 4.4

Strategic Business Agreement between Oji Paper Co., Ltd. and Votorantim Celulose e Papel S.A. and Schedules, initially an Exhibit 4.7 to the Company’s 2008 Annual Report on Form 20-F filed with the SEC on June 30, 2009.